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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                                (Amendment No. )*

                                INTELLICORP, INC.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                    45815303
                                 (CUSIP Number)

                                 Benjamin Raphan
                        Blank Rome Tenzer Greenblatt LLP
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 885-5000
       (Name, Address and Telephone Number of Person Authorized to receive
                           Notice and Communications)

                                February 12, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) or 13d-1(f) or 13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include one signed original and the copies of the Schedule including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                 (Page 1 of 5)

CUSIP NO. 458153103

--------------------------------------------------------------------------------
               1.     NAME OF REPORTING PERSON
                      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Wechsler & Co., Inc.
--------------------------------------------------------------------------------
               2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                      (a) [_]
                      (b) [X]

--------------------------------------------------------------------------------
               3.     SEC USE ONLY


--------------------------------------------------------------------------------
               4.     SOURCE OF FUNDS*

                      WC
--------------------------------------------------------------------------------
               5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[_]

--------------------------------------------------------------------------------
               6.     CITIZENSHIP OR PLACE OF ORGANIZATION

                      New York
--------------------------------------------------------------------------------
                      7.       SOLE VOTING POWER

                               17,024,480 (including 524,032 shares issuable
  NUMBER OF                    upon exercise of stock options of the Issuer)
   SHARES             ----------------------------------------------------------
BENEFICIALLY          8.       SHARED VOTING POWER
  OWNED BY
    EACH                       -0-
  REPORTING           ----------------------------------------------------------
 PERSON WITH          9.       SOLE DISPOSITIVE POWER

                               17,024,480 (including 524,032 shares issuable upon exercise of stock options of the Issuer)
                      ----------------------------------------------------------
                      10.      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
               11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON

                      17,024,480 (including 524,032 shares issuable upon exercise of stock options of the Issuer)
--------------------------------------------------------------------------------
               12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[_]

--------------------------------------------------------------------------------
               13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      44.9%
--------------------------------------------------------------------------------
               14.    TYPE OF REPORTING PERSON*

                      BD
--------------------------------------------------------------------------------


                                 (Page 2 of 5)

      The securities reported herein were previously reported on a Schedule 13G filed by the Reporting Person.

Item 1. Security and Issuer.

      This statement relates to the Common Stock, par value $.001 per share ("Common Stock"), issued by Intellicorp, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 1975 El Camino Real West, Mountain View, CA 94040.

Item 2. Identity and Background.

      This statement is filed by Wechsler & Co., Inc., a New York corporation which is engaged in its principal business as a broker-dealer (the "Reporting Person"). The address of the Reporting Person is 105 South Bedford Road, Suite 310, Mount Kisco, New York 10549. The Chairman and sole stockholder of the Reporting Person is also the Chairman of the Board of the Issuer, and is accordingly, considered the beneficial owner of securities beneficially owed by the Reporting Person and has filed a Schedule 13D to report such ownership

      The Reporting Person has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or other Consideration.

      The source and amount of the funds used by the Reporting Person to purchase the securities reported in Item 5(c) are as follows:

     Number of Shares           Amount of Funds           Source of Funds
     ----------------           ---------------           ---------------
        12,987,013                $2,000,000              Working Capital

Item 4. Purpose of Transaction.

      The Reporting Person has acquired the shares of Common Stock in the ordinary course of business for investment purposes in support of the Issuer's cash and equity requirements. Depending upon market conditions and other factors that the Reporting Person may deem material to its investment decision, the Reporting Person may purchase additional securities of the Issuer, in the open market or in private transactions, or it may dispose of all or a portion of the securities of the Issuer that it now owns or hereafter may acquire, whether for its investment or trading account. In connection with the acquisition set forth in item 5(c) below, the Reporting Person has executed an agreement which provides, subject to shareholder approval, payment by the Issuer of $3.75 million of its notes, plus accrued interest with shares of its Common Stock at $.154 per share. A preliminary proxy will be filed with the Securities &


                                 (Page 3 of 5)

Exchange Commission by the Issuer later this week.

      Except as set forth herein, the Reporting Person has no current plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

      (a)-(b) According to the Company's Form 10-Q for the period ended December 31, 2001 there were outstanding 21,783,818 shares of Common Stock on January 31, 2002, a total of 15,584,416 shares issued in connection with the Issuer's private placement completed on February 12, 2002, and 524,032 shares issuable to the Reporting Person on exercise of warrants, resulting in an outstanding number of 37,892,266 The Reporting Person has sole power to vote and dispose of the shares of Common Stock owned directly by it. As of the date hereof, the Reporting Person owns 17,024,480 (which includes 524,032 shares issuable upon exercise its of warrants of the Issuer).

      (c) During the past 60 days the Reporting Person has effected the following private transaction in securities of the Issuer, as more fully described below:

                                     SHARES

                                     No. of                     Price
      Transaction                    Shares                      Per
          Date                      Purchased                   Share
      -----------                   ---------                   -----
        2/12/02                     12,987,013                  $.154

      On February 12, 2002, the Issuer completed a private equity financing of approximately $2.4 million with the Reporting Person, Arthur Berry, a director of the Issuer and two other investors as more fully described in the Issuer's press release dated February 13, 2002.

      Other than as set forth above in this Item 5(c), the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

      (d) No person, other than the person, has the right to receive or the power to direct receipt of dividends from, or the proceeds of, the sale of the shares of Common Stock.

      (e) It is inapplicable for the purposes hereof to state the date on which the Reporting Persons ceased to be the owner of more than five percent (5%) of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Except as set forth in this Schedule 13D, the Reporting Person does not have any


                                 (Page 4 of 5)
contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or options arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be filed as Exhibits.

(A) Purchase Agreement dated February 12, 2002 by and among the Issuer, Wechsler & Co., Inc., Theodore H. Ashford and Rick Solomon.

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: March  07, 2002


                                             WECHSLER & CO., INC.



                                             By: /s/ Norman J. Wechsler
                                                 -------------------------------
                                                 Norman J. Wechsler, President


                                 (Page 5 of 5)

                                                                     EXHIBIT (A)


                               PURCHASE AGREEMENT

      This Agreement ("Agreement") is made as of February 12, 2002, by and among Intellicorp, Inc., a Delaware corporation (the "Company"), and each of those persons and entities, severally and not jointly, listed as a Purchaser on the Schedule of Purchasers attached as Exhibit A hereto. Such persons and entities are hereinafter collectively referred to herein as "Purchasers" and each individually as a "Purchaser."

      In consideration of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company and each Purchaser (severally and not jointly) hereby agree as follows:

1. AUTHORIZATION OF SALE OF THE SECURITIES.

1.1 Authorization. Subject to the terms and conditions of this Agreement, the Company has, or before the Closing (as defined below) will have, authorized the sale and issuance of up to $6,350,000 of shares of its Common Stock (the "Common Stock") at the Transaction Price defined below. The shares of Common Stock sold hereunder shall be referred to herein as the "Shares" or the "Securities."

1.2 Closing. The first closing of the purchase and sale of the Shares shall take place at the offices of Heller Ehrman White & McAuliffe, 275 Middlefield Road, Menlo Park, California 94025, on February 12, at 5:00 p.m. (the "Closing") or at such other place and time as the Company and a majority of the Purchasers mutually agree. The Company may hold subsequent closings (each a "Subsequent Closing") for the purchase and sale of Shares, provided that the total number of Shares sold may not exceed 43,666,666 and no Subsequent Closing may be held after April 30, 2002. Exhibit A shall be revised by the Company to reflect the sale of Shares at any Subsequent Closing, with the purchasers of such Shares to be treated as Investors for all purposes hereunder. At the Closing and at each Subsequent Closing, each Purchaser shall purchase that number of Shares designated opposite such Purchaser's name on Exhibit A for the Transaction Price.

2. SALE AND PURCHASE OF THE SECURITIES.

2.1 Sale of Shares. At the Closing, the Company will sell to each Purchaser, and each Purchaser will purchase from the Company, at Transaction Price (as defined below) the number of Shares set forth next to such Purchaser's name on the Schedule of Purchasers attached hereto as Exhibit A (the "Schedule of Purchasers"). For purposes of this Agreement, the Transaction Price shall mean a minimum of $0.15 per Share and a maximum of $0.25 per Share, and computed based on the last reported sale price on Nasdaq SmallCap Market (the "Nasdaq"), on the day of the Closing. If the last reported sale is equal to or greater than $0.20 per Share, then the Transaction Price shall be 105% of the last reported sale price, but in no event higher than $0.25 per Share. If the last reported sale is less than $0.20 per Share, then the Transaction Price shall be 110% of the last reported sale price, but in no event lower than $0.15 per Share.

2.2 Repayment of Outstanding Notes. At the Closing, the Company shall issue Shares in exchange for cancellation of outstanding indebtedness in the aggregate principal amount of $250,000 by canceling the promissory notes issued in the name of certain noteholders listed on the Exhibit B attached hereto in the amounts set forth next to such note holder's name on the Exhibit B. Such promissory notes shall be cancelled at the time of the Closing, and that number of Shares equal to the amount of the cancelled notes divided by the Transaction Price shall be issued to such note holders upon the same terms applicable to this Offering. Subject to stockholder approval, the Company shall issue Shares in exchange for cancellation of outstanding indebtedness in the aggregate principal amount of $3,750,000 by canceling the promissory notes issued in the name of certain note holders listed on the Exhibit C attached hereto in the amounts set forth next to such note holder's name on the Exhibit C. Such promissory notes shall be cancelled at the time of the stockholder approval, and that number of Shares equal to the amount of the cancelled notes divided by the Transaction Price shall be issued to such note holders upon the same terms applicable to this Offering.

3. REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE COMPANY.

The Company hereby represents and warrants as of the date hereof to, and covenants with, the Purchasers as follows:

3.1 Organization and Standing. The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of Delaware, has full corporate power and authority to own or lease its properties and conduct its business as presently conducted, and is duly qualified as a foreign corporation and in good standing in all jurisdictions in which the character of the property owned or leased or the nature of the business transacted by it makes qualification necessary (except where the failure to be so qualified would not have a material adverse effect on the business, properties, financial condition or results or operations of the Company).

3.2 Corporate Power; Authorization. The Company has all requisite corporate power, and has taken all requisite corporate action, to execute and deliver this Agreement, sell and issue the Shares and carry out and perform all of its obligations under this Agreement. This Agreement constitutes the legal, valid and binding obligation of the Company, enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the enforcement of creditors' rights generally, (ii) as limited by equitable principles generally, including any specific performance, and (iii) as to those provisions relating to indemnity or contribution.

3.3 Issuance and Delivery of the Shares. The Shares, when issued and paid for in compliance with the provisions of this Agreement, will be validly issued, fully paid and nonassessable. The issuance and delivery of the Shares is not subject to preemptive, co-sale, right of first refusal or any other similar rights of the shareholders of the Company or any liens or encumbrances.

4. REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE PURCHASERS.

4.1 Representations and Warranties. Each Purchaser, severally and not jointly, represents and warrants to and covenants with the Company that:

(a) Purchaser, taking into account the personnel and resources it can practically bring to bear on the purchase of the Securities contemplated hereby, either alone or together with the advice of such Purchaser's purchaser representative, is knowledgeable, sophisticated and experienced in making, and is qualified to make, decisions with respect to investments in shares presenting an investment decision like that involved in the purchase of the Securities, including investments in securities issued by the Company, and has requested, received, reviewed and considered, either alone or with such Purchaser's purchaser representative, all information Purchaser deems relevant (including the SEC documents) in making an informed decision to purchase the Securities.

(b) Purchaser is acquiring the Securities being acquired by Purchaser pursuant to this Agreement in the ordinary course of its business and for its own account for investment only and with no present intention of distributing any of such Securities or any arrangement or understanding with any other persons regarding the distribution of such Securities.

(c) Purchaser will not, directly or indirectly, offer, sell, pledge, transfer or otherwise dispose of (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of) any of the securities purchased hereunder except in compliance with the Securities Act of 1933, as amended (the "Securities Act"), applicable blue sky laws, and the rules and regulations promulgated thereunder.

(d) Purchaser has, in connection with its decision to purchase the Securities, relied with respect to the Company and its affairs solely upon the SEC Documents, the representations and warranties of the Company contained herein and oral statements of the Company's management made at meetings with the Purchaser.

(e) Purchaser is an "accredited investor" within the meaning of Rule 501 of Regulation D promulgated under the Securities Act or a Qualified Institutional Buyer within the meaning of Rule 144A promulgated under the Securities Act.

(f) Purchaser has full right, power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery and performance of this Agreement. Upon the execution and delivery of this Agreement by Purchaser, this Agreement shall constitute a valid and binding obligation of Purchaser, enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the enforcement of creditors' rights generally, (ii) as limited by equitable principles generally, including any specific performance, and (iii) as to those provisions relating to indemnity or contribution.

4.2 Restriction on Short Sales. Purchaser represents and warrants to and covenants with the Company that Purchaser has not engaged and will not engage in any short sales of the Company's Common Stock prior to the effectiveness of the Registration Statement, except to the extent that any such short sale is fully covered by shares of Common Stock of the Company other than the Shares.

4.3 No Advice Provided. Purchaser understands that nothing in this Agreement or any other materials presented to Purchaser in connection with the purchase and sale of the Shares constitutes legal, tax or investment advice and that no independent legal counsel has reviewed these documents and materials on Purchaser's behalf. Purchaser has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of the Shares.

5. REGISTRATION OF THE SHARES; COMPLIANCE WITH THE SECURITIES ACT.

5.1 Notice of Piggyback Registration and Inclusion of Registrable Securities. Subject to the terms of this Agreement, if the Company decides to register any of its securities (except for those securities registered on the Form S-8 or the Form S-4), the Company will: (i) promptly give each Purchaser written notice thereof (which shall include a list of the jurisdictions in which the Company intends to attempt to qualify such securities under the applicable Blue Sky or other state securities laws) and (ii) include in such registration (and any related qualification under Blue Sky laws or other compliance), and in any underwriting involved therein, all the Shares specified in a written request delivered to the Company by any Purchaser within 20 days after delivery of such written notice from the Company.

5.2 Underwriting in Piggyback Registration.

(a) Notice of Underwriting in Piggyback Registration. If the registration of which the Company gives notice is for a registered public offering involving an underwriting, the Company shall so advise the Purchasers as a part of the written notice given pursuant to Section 5.1. In such event, the right of any Purchaser to registration shall be conditioned upon such underwriting and the inclusion of such Purchaser's Shares in such underwriting to the extent provided in this Section 5. All Purchasers proposing to distribute their securities through such underwriting shall (together with the Company and the other holders distributing their securities through such underwriting) enter into an underwriting agreement in customary form with the underwriter's representative for such offering. The Purchasers shall have no right to participate in the selection of the underwriters for an offering pursuant to this Section 5.

(i) Marketing Limitation in Piggyback Registration. If the underwriter's representative advises the Purchasers seeking registration of the Shares pursuant to this Section 5 in writing that market factors (including, without limitation, the aggregate number of shares of Common Stock requested to be registered, the general condition of the market, and the status of the persons proposing to sell securities pursuant to the registration) require a limitation of the number of shares to be underwritten, the underwriter's representative (subject to the allocation priority set forth in Section 5.2(c)) may limit the number of the Shares to be included in such registration and underwriting to not less than 40% of the securities included in such registration.

(b) Allocation of Shares in Piggyback Registration. If the underwriter's representative limits the number of shares to be included in a registration pursuant to Section 5.2(b), the number of shares to be included in such registration shall be allocated (subject to Section 5.2(b)) in the following manner: The shares (other than the Shares) held by officers or directors of the Company shall be excluded from such registration and underwriting to the extent required by such limitation. If a limitation of the number of shares is still required after such exclusion, the number of shares that may be included in the registration and underwriting by selling shareholders shall be allocated among all other Purchasers thereof, in proportion, as nearly as practicable, to the respective amounts of securities (including the Shares) which such Purchasers would otherwise be entitled to include in such registration. No Shares or other securities excluded from the underwriting by reason of this Section 5.2(c) shall be included in the registration statement.

(c) Withdrawal in Piggyback Registration. If any Purchaser disapproves of the terms of any such underwriting, such person may elect to withdraw therefrom by written notice to the Company and the underwriter's representative delivered at least five days prior to the effective date of the registration statement. Any Shares or other securities excluded or withdrawn from such underwriting shall be withdrawn from such registration.

(d) Rule 144. With a view to making available to the Purchasers the benefits of Rule 144 promulgated under the Securities Act ("Rule 144") and any other rule or regulation of the SEC that may at any time permit a Purchaser to sell Shares to the public without registration or pursuant to registration, the Company covenants and agrees to: (i) make and keep public information available, as those terms are understood and defined in Rule 144, until the earlier of (A) the second anniversary of the Closing Date or (B) such date as all of the Shares shall have been resold; (ii) file with the SEC in a timely manner all reports and other documents required of the Company under the Exchange Act; and (iii) furnish to any Purchaser upon request, as long as the Purchaser owns any Shares,
(A) a written statement by the Company that it has complied with the reporting requirements of the Exchange Act, (B) a copy of the most recent annual or quarterly report of the Company, and (C) such other information as may be reasonably requested in order to avail any Purchaser of any rule or regulation of the SEC that permits the selling of any such Shares without registration under the Securities Act.

6. NOTICES.

     All notices, requests, consents and other communications hereunder shall be in writing, shall be sent by confirmed facsimile or mailed by first-class registered or certified airmail, or nationally recognized overnight express courier, postage prepaid, and shall be deemed given when so sent in the case of facsimile transmission, or when so received in the case of mail or courier, and addressed as follows:

(a) if to the Company, to:

                   Intellicorp, Inc.
                   1975 El Camino Real West, Suite #201
                   Mountain View, California 94040-2216
                   Attention: Chief Financial Officer
                   Facsimile:  (650) 965-5500


                   with a copy so mailed to:

                   Heller Ehrman White & McAuliffe LLP
                   275 Middlefield Road
                   Menlo Park, California  94025
                   Attention:  Richard A. Peers, Esq.
                   Facsimile:  (650) 324-0638

or to such other person at such other place as the Company shall designate to the Purchasers in writing; and

(b) if to the Purchasers, at the address as set forth at the end of this Agreement, or at such other address or addresses as may have been furnished to the Company in writing.

7. TERMINATION.

7.1 This Agreement with the Exhibit C noteholder may be terminated by the Company, before the requisite approval of the Company's stockholders in the event the Company receives a Superior Offer from a third party. For purposes of this Agreement, a Superior Offer shall mean bona fide written offer made by a third party to consummate any of the following transactions: (i) a merger or consolidation involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction hold less than a majority of the equity interest in the surviving or resulting entity of such transaction, (ii) the acquisition by any person or group (including by way of a tender offer or an exchange offer or a two step transaction involving a tender offer followed with reasonable promptness by a merger involving the Company), directly or indirectly, of ownership of 51% of the then outstanding shares of capital stock of the Company, on terms that the board of directors of the Company determines, in its reasonable judgment to be more favorable to its stockholders than the terms of this Offering, or (iii) an equity investment in the Company by a third party on terms that the board of directors of the Company determines, in its reasonable judgment to be more favorable to its stockholders than the terms of this Offering.

7.2 In the event that this Agreement is terminated by the Company pursuant to
Section 7.1, the Company shall pay the note holder, pro rata to the amount of shares set forth next to such note holder's name on the Exhibit C, a fee equal to $100,000 in the Company's common stock at the Transaction Price.

8. MISCELLANEOUS.

8.1 Waivers and Amendments. Neither this Agreement nor any provision hereof may be changed, waived, discharged, terminated, modified or amended except upon the written consent of the Company and holders Wechsler & Company.

8.2 Headings. The headings of the various sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be part of this Agreement.

8.3 Severability. In case any provision contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

8.4 Governing Law. Except to the extent that the Delaware General Corporation Law shall be applicable with respect to matters relating to the internal corporate affairs of the Company, this Agreement shall be governed by and construed in accordance with the laws of the State of California applicable to contracts entered into and wholly performed within the State of California by California residents..

8.5 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute but one instrument, and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other parties.

8.6 Successors and Assigns. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.

8.7 Entire Agreement. This Agreement and other documents delivered pursuant hereto, including the exhibits, constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof.

8.8 Payment of Fees and Expenses. Each of the Company and the Purchasers shall bear its own expenses and legal fees incurred on its behalf with respect to this Agreement and the transactions contemplated hereby (the "Offering"). If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorney's fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the day and year first above written.


                                        INTELLICORP, INC.

                                        By: /s/ Jerome Klajbor
                                           -------------------------------------
                                        Name:    Jerome Klajbor
                                        Title:   Chief Financial Officer
PURCHASERS
                                        Purchaser Name: /s/ Wechsler & Co., Inc.
                                                        ------------------------

                                        By: /s/ Norman Wechsler
                                           -------------------------------------
                                        Name:    Norman Wechsler
                                        Title:   President and Chairman
                                        Address:
                                                --------------------------------

                                                --------------------------------

                                                --------------------------------

                                        Facsimile:
                                                  ------------------------------

                                        Purchaser Name: /s/ Theodore H. Ashford
                                                       -------------------------
                                        By:
                                           -------------------------------------
                                        Name:
                                             -----------------------------------
                                        Title:
                                              ----------------------------------
                                        Address:
                                                --------------------------------

                                                --------------------------------

                                                --------------------------------

                                        Facsimile:
                                                  ------------------------------

                                        Purchaser Name: /s/ Rick Solomon
                                                       -------------------------
                                        By:
                                           -------------------------------------
                                        Name:
                                             -----------------------------------
                                        Title:
                                              ----------------------------------
                                        Address:
                                                --------------------------------

                                                --------------------------------

                                                --------------------------------

                                        Facsimile:
                                                  ------------------------------

                                        Purchaser Name: /s/ Arthur Berry
                                                       -------------------------
                                        By:
                                           -------------------------------------
                                        Name:
                                             -----------------------------------
                                        Title:
                                              ----------------------------------
                                        Address:
                                                --------------------------------

                                                --------------------------------

                                        Facsimile:
                                                  ------------------------------

                                    EXHIBIT A

                             SCHEDULE OF PURCHASERS

Wechsler & Company
                                                                 $2,000,000
Theodore H. Ashford
                                                                  $50,000
Rick Solomon
                                                                  $100,000
Total
                                                                 $2,150,000

                                    EXHIBIT B

Arthur Berry
                                                                  $250,000*
Total

                                                                  $250,000*

*Plus the applicable interest through the date of the Closing.

                                    EXHIBIT C

Wechsler & Company
                                                                 $3,750,000*
Total
                                                                 $3,750,000*

*Plus the applicable interest through the date of the repayment.